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                           May 1, 2024

       Patrick Grove
       Chief Executive Officer
       Catcha Investment Corp
       3 Raffles Place #06-01
       Bharat Building
       Singapore 048617

                                                        Re: Catcha Investment
Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 25,
2024
                                                            File No. 001-40061

       Dear Patrick Grove:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Risk Factors
       The Extension Amendment contemplated by the Extension Amendment Proposal
.. . ., page 17

   1. We note your Form 8-K filed on February 23, 2024 discloses that you received a letter from the NYSE American
about the commencement of proceedings to delist your Class A ordinary shares because
you failed to consummate a business combination within 36
                                                        months of the
effectiveness of your initial public offering registration statement. We further note your
disclosure in Form 8-K filed on April 23, 2024 stating that you received a written
notice from New York Stock Exchange Regulation, Inc. regarding your failure to satisfy NYSE
American   s continued listing standards since you did not timely
                                                        file your Annual Report
on Form 10-K for the fiscal year ended December 31, 2023,
                                                        which we note, still
has not been filed. Please revise your risk factor to disclose the relevant and current
facts that could impact the nature and timing of delisting.
 Patrick Grove
FirstName  LastNamePatrick Grove
Catcha Investment Corp
Comapany
May  1, 2024NameCatcha Investment Corp
May 1,
Page  2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Jeffrey Letalien, Esq.